EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Earnings:
Income from continuing operations	$88,906	$96,828	$182,344	$305,378
Equity in loss (income) of unconsolidated entities	—	1	(27)	5
Income tax expense	454	512	1,200	1,419
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	89,360	97,341	183,517	306,802
Add:
Distribution of income from investments in unconsolidated entities	30	—	1,823	6
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	32,555	30,578	97,513	92,824
Deduct:
Capitalized interest	387	349	1,095	1,313
Total Earnings (A)	$121,558	$127,570	$281,758	$398,319
Fixed charges and preferred dividends:
Interest expense	$32,168	$30,229	$96,418	$91,511
Capitalized interest	387	349	1,095	1,313
Total Fixed Charges (B)	$32,555	$30,578	$97,513	$92,824
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$32,555	$30,578	$97,513	$92,824

Ratio of Earnings to Fixed Charges (A/B)	3.7 x	4.2 x	2.9 x	4.3 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.7 x	4.2 x	2.9 x	4.3 x